FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                            No        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                            No        X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                            No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Letter to the Buenos Aires Stock Exchange, dated March 23, 2009, regarding the announcement of the General Ordinary Shareholders’ Meeting of YPF S.A. to be held on April 28, 2009
2	Information on Oil and Gas Reserves

Translation

Item 1

Buenos Aires, March 23, 2009

To the

Buenos Aires Stock Exchange

Ref.: General Ordinary Shareholders’

Meeting of YPF S.A. to be held on April 28, 2009

The purpose of this letter is to comply with section 74° of the Regulation of the Buenos Aires Stock Exchange.

Accordingly, we enclose the following information:

1)	A copy of the relevant part of the minutes of the Board of Directors meeting held on March 4, 2009, calling to the General Ordinary Shareholders’ Meeting to be held on April 28, 2009 at 11:00 a.m.

2)	Call notice to be published in the daily Gazette of the Buenos Aires Stock Exchange.

Very truly yours,

IGNACIO C. MORAN
Market relations officer

Translation

YPF Sociedad Anónima

CALL NOTICE

The Shareholders are hereby called to a General Ordinary Shareholders’ Meeting to be held on April 28, 2009, at 11:00 a.m., in the Main Offices located at Avda. Pte. Roque Sáenz Peña 777, City of Buenos Aires, to submit the consideration as follows:

AGENDA:

1.	Appointment of two Shareholders to sign the Minutes of the Meeting.

2.	Submit for consideration the Annual Report, Inventory, Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flow, with their notes, charts, exhibits and related documents, and the Report of the Supervisory Committee, corresponding to Fiscal Year Nº 32 began on January 1, 2008 and ended on December 31, 2008.

3.	Approval of the management of the Board of Directors and the Supervisory Committee during the fiscal year began on January 1, 2008 and ended on December 31, 2008.

4.	Use of profits accumulated as of December 31, 2008. Discussion of declaration of dividends.

5.	Remuneration of the Board of Directors for the fiscal year ended on December 31, 2008.

6.	Remuneration of the Supervisory Committee for the fiscal year ended on December 31, 2008.

7.	Appointment of one regular member of Board of Directors and one alternate member for Class A shares and sixteen regular members and up to the same number of alternate members for Class D shares.

8.	Appointment of one regular member of the Supervisory Committee and one alternate member for Class A and four members and four alternate members for Class D shares.

9.	To fix the fees to be received by the directors and members of the Supervisory Committee during the fiscal year began on January 1, 2009.

10.	Remuneration of the Independent Auditor for the fiscal year ended on December 31, 2008.

11.	Appointment of the Independent Auditor who shall report on the annual accounting documentation as of December 31, 2009 and to fix his remuneration.

Translation

NOTES: 1) The Shareholders are reminded that the Register of Book-entry Shares of the Corporation is kept by Caja de Valores S.A., with domicile at 25 de mayo 362, City of Buenos Aires. Therefore, under section 238 of the Law No. 19,550, in order to attend the meeting they must obtain a certificate of the account of book-entry shares issued for the purpose by Caja de Valores S.A., and submit the certificate for registration in the Register of Attendance to Meetings, at the corporate offices at Avenida Presidente Roque Sáenz Peña 777, City of Buenos Aires, on business days from 10:00 a.m. to 1:00 p.m. and from 3:00 p.m. to 5:00 p.m., up to April 22, 2009 inclusive. The Corporation will provide the shareholders with the receipt certificates that will enable them to enter the Meeting.

2) The shareholders who are entities organized abroad are reminded that, under Resolution 7/2005 by the Superintendency of Corporations (Inspección General de Justicia), in order to attend the Meeting they must comply with section 123 of the Law No. 19,550. Likewise, under Resolution No. 465/04 by the securities authority Comisión Nacional de Valores, at the time of informing the attendance and of the actual attendance, they must demonstrate, with respect to the holders of shares and their representative, respectively, the following details: name, surname and identity document; or corporate name and registration details, as the case may be, and the other details specified in such provision.

3) In order to consider the Agenda, the Shareholders of all classes of shares must exercise their voting rights by voting jointly, except for the review of items 7 and 8.

4) Under section 11 subsection c) paragraph ii) of YPF S.A. By-laws, regular and alternate directors for Class D shares will be selected by the shares in classes B, C and D as members of a single class.

5) The Shareholders are required to attend at the location designated General Meeting at least 15 minutes earlier than the time indicated above, in order to facilitate accreditation and registration of attendance. No accreditations will be accepted outside the stated time.

The Board of Directors.

Sebastian Eskenazi, Executive Vice-president of YPF S.A., selected as Director under Minutes of Meeting No 31 and Executive Vice-president under Board Minutes No 279, both of March 7, 2008.

Item 2

City of Buenos Aires, March 25, 2009

INFORMATION ON OIL AND GAS RESERVES (UNAUDITED)

The following information is presented in order to comply with the requirements of Resolution 541/08, “Disclosures about Oil and Gas Reserves” of the National Securities Commission (“Comisión Nacional de Valores”).

Oil and gas reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering available data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided by contractual arrangements, but not on increases based upon future conditions. Proved developed oil and gas reserves are reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with the rules and regulations of the SEC effective as of December 31, 2008. The choice of method or combination of methods employed in the analysis of each reservoir was determined by experience in the area, stage of development, quality and completeness of basic data, and production history. There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures, including many factors beyond the control of the producer. Reserve engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured in an exact manner and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Accordingly, reserve estimates are often different from the quantities of crude oil and natural gas that are ultimately recovered. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumption upon which they were based. The reserve estimates were subjected to economic tests to determine economic limits. The reserves in Argentina are stated prior to the payment of any royalties to the provinces in which the reserves are located. Consequently, royalties are given effect in such economic tests as operating costs in Argentina. The estimates may change as a result of numerous factors including, but not limited to, additional development activity, evolving production history, and continued reassessment of the viability of production under varying economic conditions.

The following tables reflect the estimated reserves of crude oil, condensate, natural gas liquids and natural gas as of December 31, 2008, 2007 and 2006 and the changes therein:

	Crude Oil (1)	Gas	Combined (2)
	(millions of barrels)	(Bcf)	(boe in millions)
Proved Developed and Undeveloped Reserves

Reserves as of December 31, 2006	680	4,015	1,396

Revisions of previous estimates (3)	46	319	100
Extensions, discoveries and improved recovery	17	9	19
Production for the year	(120)	(635)	(232)

Reserves as of December 31, 2007	623	3,708	1,283

Revisions of previous estimates (3)	31	(134)	8
Extensions, discoveries and improved recovery	41	132	65
Production for the year	(115)	(607)	(223)

Reserves as of December 31, 2008(4)	580	3,099	1,133

Proved Developed Reserves
As of December 31, 2006	521	2,571	979
As of December 31, 2007	460	2,441	894
As of December 31, 2008	451	2,219	847

(1)	Includes crude oil, condensate and natural gas liquids.
(2)	Volumes of gas in the table above have been converted to boe at 5.615 mcf per barrel.
(3)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and gas proved reserves are considered prospectively in the calculation of depreciation.
(4)	As of December 31, 2008, approximately 99.8% of our crude oil reserves and 99.9% of our gas reserves were placed in Argentina. The rest of our operations were placed in the United States of America.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 31, 2009	By:	/s/ Ignacio C. Moran
	Name:	Ignacio C. Moran
	Title:	Chief Financial Officer